Mail Stop 4561

March 15, 2007

Mr. Haim Shani
Chief Executive Officer
Nice-Systems LTD.
8 Hapnina Street
P.O. Box 690
Ra'anana 43107, Isreal

> **Re: Nice-Systems LTD.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **File No. 000-27466**

Dear Mr. Shani:

    We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief

cc: <u>Via Facsimile (212) 904-0537</u>
       Micah Arbisser
       Bryan Cave LLP
       Telephone: (212) 541-3137